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                                                                      EXHIBIT 4

                      THE ROBINSON-HUMPHREY COMPANY, LLC

CORPORATE FINANCE                                   INVESTMENT BANKERS
DEPARTMENT                                                  SINCE 1894
                                December 3, 1998


Special Committee of the Board of Directors
Board of Directors
Microdyne Corporation
3601 Eisenhower Avenue
Alexandria, VA 22304


Gentlemen:


     We understand that Microdyne Corporation (the "Company"), L-3 Communications Corporation ("Parent") and L-M Acquisition Corporation ("Purchaser"), a wholly-owned subsidiary of Parent, have entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 3, 1998. Pursuant to the Merger Agreement, (i) Purchaser shall commence an offer (the "Offer") to purchase for cash all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company (the "Common Stock") at a price of $5.00 per share, net to the seller in cash (the "Consideration") and
(ii) subsequent to the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger") and, together with the Offer, the "Transaction") pursuant to which each outstanding share of Common Stock not acquired in the Offer will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.


     We have been requested by the Special Committee of the Board of Directors of the Company to render our Opinion with respect to the fairness to the holders of the Common Stock, from a financial point of view, of the Consideration to be received by such holders in the Transaction.


   In arriving at the Opinion set forth below, we have, among other things:

   1. Reviewed the Merger Agreement;

   2. Reviewed certain publicly available information concerning the Company which we believe to be relevant to our analysis;

   3. Reviewed certain internal financial statements and other financial and operating data concerning the Company furnished to us by the Company;

   4. Conducted discussions with members of Company management concerning its business, operations, present condition and prospects;

   5. Reviewed the trading history of the Common Stock for a period from November 20, 1997 to the date of this letter;

                           ATLANTA FINANCIAL CENTER
              3333 PEACHTREE ROAD, NE  o  ATLANTA, GEORGIA 30326
                                (404) 266-6000
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Special Committee of the Board of Directors
Board of Directors
Microdyne Corporation
December 3, 1998
Page 2


   6. Reviewed the historical market prices and trading activity for the Common Stock and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

   7. Compared the results of operations and present financial condition of the Company with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

   8. Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions which we deemed relevant;

   9. Performed certain financial analyses with respect to the Company's projected future operating performance; and

   10. Reviewed such other financial statistics and analyses and performed such other investigations and took into account such other matters as we deemed appropriate.


     We have relied upon the accuracy and completeness of the financial and other information provided to us by the Company in arriving at our Opinion without independent verification. With respect to the financial forecasts for the years 1999 through 2001, we have assumed that the assumptions provided by management have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management. In arriving at our Opinion, we conducted only a limited physical inspection of the properties and facilities of the Company. We have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.


     We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services which is in part contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this Opinion. We have also performed various investment banking services for the Company in the past, and have received customary fees for such services. In the ordinary course of our business, we may actively trade in the Common Stock for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.


     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the Consideration to be received by the holders of the Common Stock in the Transaction is fair from a financial point of view to such holders.


                                        Very truly yours,



                                        THE ROBINSON-HUMPHREY COMPANY, LLC